UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

CLARUS THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

18271L 107

(CUSIP Number)

H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor,

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18271L 107

1	Names of Reporting Persons H.I.G. Bio – Clarus I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 490,531 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 490,531 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 490,531 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%*
14	Type of Reporting Person PN

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

1	Names of Reporting Persons H.I.G. Bio – Clarus II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,470,756 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,470,756 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,470,756 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%*
14	Type of Reporting Person PN

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

1	Names of Reporting Persons H.I.G. Ventures – Clarus, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,731,094 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,731,094 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,094 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6*%
14	Type of Reporting Person OO

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

1	Names of Reporting Persons H.I.G.-GPII, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,692,381 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,692,381 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,692,381 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.2%*
14	Type of Reporting Person CO

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

1	Names of Reporting Persons Anthony Tamer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,692,381 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,692,381 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,692,381 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.2%*
14	Type of Reporting Person IN

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

1	Names of Reporting Persons Sami Mnaymneh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,692,381 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,692,381 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,692,381 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.2%*
14	Type of Reporting Person IN

*	Based on 21,725,817 shares of common stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

CUSIP No. 18271L 107

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Clarus Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 555 Skokie Boulevard, Suite 340, Northbrook, Illinois 60062.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	H.I.G. Bio — Clarus I, L.P., a Delaware limited partnership (“H.I.G. I LP”);

(ii)	H.I.G. Bio — Clarus II, L.P. a Delaware limited partnership (“H.I.G. II LP”);

(iii)	H.I.G. Ventures — Clarus, LLC, a Delaware limited partnership (“H.I.G. LLC”);

(iv)	H.I.G.-GPII, Inc., a Delaware corporation (“H.I.G. GP”, and together with H.I.G. I LP, H.I.G. II LP and H.I.G. LLC, the “H.I.G. Entities”);

(v)	Anthony Tamer, a United States citizen; and

(vi)	Sami Mnaymneh, a United States citizen.

(b) The principal business address for each of the H.I.G. Entities, Mr. Tamer and Mr. Mnaymneh is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(c) the H.I.G. Entities are principally engaged in the business of investments in securities. The principal occupation of each of Mr. Tamer and Mr. Mnaymneh is serving as the Co-Chief Executive Officer and Director of H.I.G. Capital, LLC. Messrs. Tamer and Mnaymneh are also the only executive officers and directors of H.I.G. GP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the H.I.G. Entities is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On September 9, 2021 (the “Closing Date”), the Issuer (f/k/a Blue Water Acquisition Corp. (“Blue Water”)), consummated the previously announced business combination pursuant to the terms of the Agreement and Plan of Merger, dated April 27, 2021 (the “Merger Agreement”), by and among the Issuer, Blue Water Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Clarus Therapeutics, Inc., a Delaware corporation (“Legacy Clarus”).

Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy Clarus was effected through the merger of Merger Sub with and into Legacy Clarus, with Legacy Clarus surviving as the post-merger company and as a wholly owned subsidiary of the Issuer (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). On the Closing Date, the Issuer changed its name from Blue Water Acquisition Corp. to Clarus Therapeutics Holdings, Inc..

CUSIP No. 18271L 107

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (A) an aggregate of 17,751,348 shares of Common Stock were issued to the holders of (i) certain shares of Legacy Clarus preferred stock issued and outstanding immediately prior to the Effective Time (such shares, the “Legacy Clarus Consideration-Receiving Preferred Stock”) and (ii) the holders of certain convertible and non-convertible promissory notes of Legacy Clarus outstanding as of the Effective Time (such notes, the “Legacy Clarus Consideration-Receiving Notes”); (B) warrants to purchase an aggregate 61,146 shares of Legacy Clarus stock were converted into warrants to purchase an aggregate 9,246 shares of Common Stock (such converting warrants, the “Legacy Clarus Converting Warrants”) and (C) all shares of Legacy Clarus capital stock (other than the Legacy Clarus Consideration-Receiving Preferred Stock), and all outstanding options, warrants or rights to purchase or subscribe for any Legacy Clarus capital stock, securities convertible into or exchangeable for, or that otherwise conferred on the holder any right to acquire any capital stock of Legacy Clarus (in each case, other than the Legacy Clarus Consideration-Receiving Notes and the Legacy Clarus Converting Warrants), whether or not exercised prior to the Effective Time, were cancelled, retired and terminated without any consideration or any liability to Legacy Clarus with respect thereto. In addition, all shares of Class B common stock, par value $0.0001 per share, of the Issuer into Class A common stock in accordance with the Issuer’s amended and restated certificate of incorporation, and subsequently reclassified as Common Stock.

Following the Business Combination, the Reporting Persons beneficially own 5,692,381 shares of the Common Stock.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer with representation on the board of directors of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Persons hold 5,692,381 shares of Common Stock, representing approximately 26.2% of the outstanding shares of Common Stock. The percent of class was calculated based on 21,725,817 shares of Common Stock issued and outstanding as of September 9, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

CUSIP No. 18271L 107

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On September 9, 2021, H.I.G. I LP, H.I.G. II LP and H.I.G. LLC entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer has an obligation to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of shares of Common Stock issued to certain Legacy Clarus securityholders party thereto in the Merger. Either Blue Water Sponsor LLC or a majority of the Legacy Clarus securityholders party to the Registration Rights Agreement holding registrable securities would be entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, if at any time after the Closing the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement the Issuer would be required to give notice to the other parties thereto as to the proposed filing and offer them the opportunity to register the sale of such number of registrable securities as they may request in writing.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit A and incorporated by reference herein.

Lock-Up Agreement

In connection with the Merger, on September 9, 2021, H.I.G. I LP, H.I.G. II LP and H.I.G. LLC entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which, among other things, each agreed to certain transfer restrictions of its Common Stock for a period of 180 days after the Closing Date, subject to certain exceptions. (subject to early release if the Issuer consummates a liquidation, merger, capital stock, reorganization exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreements).

References to and the description of the Lock-up Agreements set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-up Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Registration Rights Agreement, dated September 9, 2021, by and among the Issuer, Blue Water Sponsor LLC and Legacy Clarus securityholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021).

Exhibit B	Form of Stockholder Lock-Up Agreement by and between the Issuer and the stockholder of Legacy Clarus party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2021).

Exhibit C	Joint Filing Agreement.

CUSIP No. 18271L 107

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

September 21, 2021

H.I.G. Bio-Clarus I, L.P.

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. Bio-Clarus II, L.P.

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. Bio-Clarus LLC

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G.-GP II, Inc.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

Anthony Tamer

/s/ Anthony Tamer

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

CUSIP No. 18271L 107

Exhibit C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 21st day of September, 2021.

H.I.G. Bio-Clarus I, L.P.

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. Bio-Clarus II, L.P.

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. Bio-Clarus LLC

By:	H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G.-GP II, Inc.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

Anthony Tamer

/s/ Anthony Tamer

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh